EXHIBIT 20
                                                                   PAGE 1 OF 3
FOR IMMEDIATE RELEASE

                                     FOR MORE INFORMATION:
                                     LORI CRAMP, V.P. & TREASURER
                                     (301) 380-4840
                                     WENDY WATKINS, DIRECTOR OF PUBLIC RELATIONS
                                     (301) 380-7903


   HOST MARRIOTT SERVICES REPORTS $3.3 MILLION IN SECOND QUARTER NET INCOME

         BETHESDA, MD, JULY 8, 1996 -- Host Marriott Services Corporation today reported net income for the second quarter of 1996 of $3.3 million ($0.09 per share), compared to a loss of $0.4 million ($0.01 per share) for the second quarter of 1995. Earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) was $28.1 million for the second quarter of 1996, an increase of 13% over EBITDA of $24.8 million reported for the second quarter of 1995. Revenues for the second quarter of 1996 increased by 12% to $290.3 million compared to revenues of $258.9 million in the second quarter of 1995.
         The company reported a net loss for the first half of 1996 of $1.6 million ($0.05 per share) compared to a net loss of $7.9 million ($0.25 per share) for the first half of 1995. EBITDA for the first half of 1996 grew to $40.7 million, increasing by 14% over the $35.6 million of EBITDA posted over the comparable period in 1995. Revenues increased by 12% to $550.1 million for the first two quarters of 1996 from $489.9 million in 1995.
         The company's concessions operations, both at airports and on tollroads, are significantly affected by seasonality. Historically, the company has incurred losses in the first half of the year. Customer traffic is generally strongest in the summer months between Memorial Day and Labor Day, which results in seasonally strong third quarter earnings.
         William W. McCarten, President and Chief Executive Officer, noted, "We are extremely pleased with the results that were achieved during the second quarter of 1996. We again experienced strong growth in both EBITDA and revenues and posted strong earnings per share in a quarter that has been unprofitable for us over the last two years. Through the first half of the year, we cut our loss per share from $0.25 in 1995 to $0.05 in 1996. We consider that to be a tremendous accomplishment and expect continued strength in operating performance over the remainder of the year." Airport concessions revenues grew by $31.3 million, or 18%, in the second quarter of 1996, benefiting from new contracts at Atlanta's Hartsfield International Airport and Amsterdam Airport Schiphol in the Netherlands. Excluding the effects of these new contracts and contracts undergoing significant construction of new facilities, revenues at comparable airport locations grew by 15% in the second quarter of 1996, reflecting an estimated 7% growth in enplaning passengers, moderate increases in menu prices, the addition of new branded locations, and benefits from other strategic initiatives.
         Travel plaza revenues declined slightly by $0.3 million in the second quarter of 1996 due to the company's exit from two minor contracts during 1995. Excluding the two exited contracts, travel plaza revenues increased by 4% in the second quarter of 1996, reflecting moderate traffic and pricing growth.
         The company's operating profit before corporate expenses and interest increased by 27%, to $26.8 million for the second quarter of 1996 from $21.1 million for the second quarter of 1995. The company's strong performance in the quarter was driven by revenue increases and management initiatives to reduce costs, which improved the operating profit margin to 9.2% in 1996 from 8.1% in 1995. Operating profit before corporate expenses and interest increased to $39.2 million for the first two quarters of 1996 from $29.7 million in 1995, an increase of 32%. In the first half of 1996, the company's operating profit margin increased to 7.1% from 6.1% in 1995.
         From a business development standpoint, the company also announced today that it signed an agreement with The Mills Corporation (NYSE:MLS) to lease the food and beverage facilities at the new Grapevine Mills Mall in Texas, the company's second mall contract with The Mills Corporation (see attached release). This project will be similar in size and scope to the company's initial contract with The Mills Corporation in Ontario, California, and is scheduled to open in the Fall of 1997. Mr. McCarten commented, "We are very excited about our second opportunity to work with The Mills Corporation in one of our identified growth markets. We also were quite

                                                                  EXHIBIT 20
                                                                  PAGE 2 OF 3

   HOST MARRIOTT SERVICES REPORTS $3.3 MILLION IN SECOND QUARTER NET INCOME

successful with our development efforts within our core business in the second quarter, as we negotiated contract extensions at certain key locations, including Tampa International Airport, Cleveland's Hopkins Airport and the Northwest terminal at Minneapolis International Airport."
         On December 29, 1995, the company was spun off from Host Marriott Corporation. The 1995 amounts are presented on a pro forma basis to be more consistent with the 1996 amounts, and assume that the company operated on a separate basis, independent of Host Marriott Corporation, during 1995. The pro forma information was derived from the company's 1995 historical operating results which are not materially different from the pro forma operating results before an extraordinary item in 1995 related to the extinguishment of debt.
         Host Marriott Services Corporation, headquartered in Bethesda, Maryland, is the leading operator and developer of food, beverage and retail concessions in over 70 airports, on 13 tollroads and at over 20 sports and entertainment venues. Many of the company's concessions operate under license agreements with branded partners such as Burger King, Pizza Hut, Chili's, T.G.I. Friday's, Cinnabon, TCBY, Sbarro, Taco Bell, Cheers, Starbucks Coffee, Tie Rack and The Body Shop.
         Host Marriott Services Corporation is traded on the NYSE under the symbol HMS.

                                                                   EXHIBIT 20
                                                                   PAGE 3 OF 3

                         SUMMARY FINANCIAL INFORMATION
               HOST MARRIOTT SERVICES CORPORATION AND SUBSIDIARIES

(Unaudited, In millions, except per share amounts)

                                                          TWELVE WEEKS ENDED              TWENTY-FOUR WEEKS ENDED
                                                        JUNE 14        JUNE 16,           JUNE 14,        JUNE 16,
                                                         1996          1995 (1)             1996          1995 (1)
- ---------------------------------------------------------------------------------------------------------------------

REVENUES                                                   $ 290.3         $ 258.9            $ 550.1         $ 489.9
OPERATING COSTS AND EXPENSES
     Cost of sales                                            87.6            80.1              166.8           151.5
     Payroll and benefits                                     85.5            76.4              168.5           151.1
     Rent                                                     48.5            41.8               93.3            80.6
     Royalties                                                 5.5             4.6               10.0             8.4
     Depreciation and amortization                            12.0            13.4               23.5            25.4
     Other                                                    24.4            21.5               48.8            43.2
- ---------------------------------------------------------------------------------------------------------------------
       Total Operating Costs and Expenses                    263.5           237.8              510.9           460.2
- ---------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE CORPORATE
     EXPENSES AND INTEREST                                    26.8            21.1               39.2            29.7

     Corporate expenses                                      (11.9)          (10.9)             (23.9)          (22.0)
     Interest expense                                         (9.3)           (8.8)             (18.5)          (17.7)
     Interest income                                           0.2             0.0                0.4             0.1
- ---------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                              5.8             1.4               (2.8)           (9.9)
      Provision (benefit) for income taxes                     2.5             1.8               (1.2)           (2.0)
- ---------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                        $     3.3       $    (0.4)         $    (1.6)      $    (7.9)
- ---------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) PER COMMON SHARE
     Primary income (loss) per common share               $   0.09        $  (0.01)          $  (0.05)       $  (0.25)
     Fully-Diluted income (loss) per common share         $   0.09        $  (0.01)          $  (0.05)       $  (0.25)

Weighted Average Common Shares Outstanding
     Primary                                                  35.3            31.7               32.9            31.5
     Fully-Diluted                                            35.3            31.7               32.9            31.5

EBITDA                                                    $   28.1        $   24.8           $   40.7        $   35.6
- ---------------------------------------------------------------------------------------------------------------------

REVENUES BY BUSINESS LINE
     Airports                                              $ 206.7         $ 175.4            $ 403.0         $ 340.8
     Travel Plazas                                            71.4            71.7              123.3           124.5
     Sports and Entertainment                                 12.2            11.8               23.8            24.6
- ---------------------------------------------------------------------------------------------------------------------
                                                           $ 290.3         $ 258.9            $ 550.1         $ 489.9
- ---------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT BY BUSINESS LINE
     Airports                                             $   19.9        $   15.2           $   35.3        $   26.7
     Travel Plazas                                             5.2             4.9                1.8             1.4
     Sports and Entertainment                                  1.7             1.0                2.1             1.6
- ---------------------------------------------------------------------------------------------------------------------
                                                          $   26.8        $   21.1           $   39.2      $     29.7
- ---------------------------------------------------------------------------------------------------------------------


(1) Data presented on a pro forma basis for the first twelve weeks of 1995 as if the Host Marriott Services spin-off and related transactions occurred at the beginning of 1995.

                                        24